						Exhibit 12.1
PUGET ENERGY
STATEMENT SETTING FORTH COMPUTATIONS OF RATIOS OF
EARNINGS TO FIXED CHARGES
(Dollars in Thousands)

	12 Months
	Ended	Years Ended
	March 31,	December 31,
	2015	2014	2013	2012	2011	2010
Earnings Available For Fixed Charges:
Pre-tax income:
Income from continuing operations before income taxes	$238,866	$228,820	$408,136	$378,546	$157,050	$32,792
AFUDC - equity	(7,280)	(7,002)	(15,930)	(25,469)	(32,430)	(12,677)
AFUDC - debt	(5,890)	(5,611)	(11,261)	(22,216)	(29,949)	(14,157)
Total	$225,696	$216,207	$380,945	$330,861	$94,671	$5,958
Fixed charges:
Interest expense	$365,962	$367,308	$392,264	$392,216	$371,910	$321,167
Other interest	7,280	7,002	15,930	25,469	32,430	12,677
Portion of rentals representative of the interest factor	10,601	10,732	10,257	10,251	8,767	5,391
Total	$383,843	$385,042	$418,451	$427,936	$413,107	$339,235
Earnings available for combined fixed charges	$609,539	$601,249	$799,396	$758,797	$507,778	$345,193

Ratio of Earnings to Fixed Charges	1.59x	1.56x	1.91x	1.77x	1.23x	1.02x